Exhibit 3.15

ARTICLES OF ORGANIZATION

OF

AMPLIFIED IT LLC

Pursuant to Chapter 12 of Title 13.1 of the Code of Virginia the undersigned states as follows:

ARTICLE I

The name of the limited liability company is AMPLIFIED IT LLC.

ARTICLE II

The limited liability company’s initial registered agent shall be Tim Lee, who is a resident of Virginia and a member of the limited liability company.

ARTICLE III

The limited liability company’s initial registered office address, which is identical to the business office of the initial registered agent, is 1707 North Main Street, Suffolk, Virginia 23434, which is located in the City of Suffolk.

ARTICLE IV

The limited liability company’s principal office is located at 1707 North Main Street, Suffolk, Virginia 23434, which is located in the City of Suffolk.

ARTICLE IV

The limited liability company shall be managed by at least one (1) manager.

/s/ Jeanette L. Ojeda	10/12/2010
Jeanette L. Ojeda (Organizer)	Date